                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              VERILINK CORPORATION
                              --------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   923432 10 8
                                   -----------
                                 (CUSIP Number)


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)


                                Page 1 of 5 Pages

-------------------------                            --------------------------
CUSIP No. 923432 10 8                 13G                     Page 2 of 5 Pages
-------------------------                            --------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Leigh S. Belden
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
                USA
------- ------------------------------------------------------------------------
                      5    SOLE VOTING POWER
                              0
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                   ------- -----------------------------------------------------
                      6    SHARED VOTING POWER
                              2,322,919
                   ------- -----------------------------------------------------
                      7    SOLE DISPOSITIVE POWER
                              0
                   ------- -----------------------------------------------------
                      8    SHARED DISPOSITIVE POWER
                              2,322,919
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,322,919
------- ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               16.7%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
                IN
------- ------------------------------------------------------------------------


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pa-339142
SCHEDULE 13G                                                   Page 3 of 5 Pages
LEIGH S. BELDEN

ITEM 1.

    (a)   Name of Issuer:  Verilink Corporation

    (b)   Address of Issuer's Principal Executive Offices:

          145 Baytech Drive
          San Jose, California 95134

ITEM 2.

    (a)   Name of Person Filing:

          Leigh S. Belden

    (b)   Address of Principal Business Office or, if none, Residence:

          145 Baytech Drive
          San Jose, California 95134

    (c)   Citizenship:  U.S.A.

    (d)   Title of Class Securities:  Common Stock

    (e)   CUSIP Number:  000923432108

ITEM 3.

    Not applicable.

ITEM 4.   OWNERSHIP

    (a)   Amount Beneficially Owned:

          2,322,919 shares as of December 31, 1998. Includes 1,321,869 shares held by Leigh S. Belden and Deborah Tinker Belden, or their successors, Trustees U/A dated 12/09/88 (the "Trust Shares"); 1,000,000 shares held by Beltech, Inc., a Nevada Corporation of which Mr. Belden is director and President and Leigh S. Belden and Deborah Tinker Belden, or their successors, Trustees U/A dated 12/09/88 is the sole shareholder (the "Beltech Shares"); 1,050 shares owned by Baytech Associates, a California general partnership in which Mr. Belden has a 50% general partner interest (the "Baytech Shares"). Leigh S. Belden and Deborah Tinker Belden have voting and dispositive power over the Trust Shares. Amount beneficially owned does not include 746,208 shares owned by trusts for Mr. Belden's minor children over which Mr. Belden does not have voting or dispositive power: 186,552 shares owned by Trust for Mr. Belden's minor child--125,368 shares by the Trust of Morgan Hood Adams Belden


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SCHEDULE 13G                                                   Page 4 of 5 Pages
LEIGH S. BELDEN



         Irrevocable Trust U/A dated 12/28/84 and 61,184 by the Morgan Belden
          1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares; 186,552 shares owned by Trust for Mr. Belden's minor child--125,368 shares by the Trust of Phillip Tinker Belden Irrevocable Trust U/A dated 12/28/90 and 61,184 by the Phillip Belden 1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares; 186,552 shares owned by Trust for Mr. Belden's minor child--125,368 shares by the Trust of Scott Thomas Belden Irrevocable Trust U/A dated 07/19/93 and 61,184 by the Scott Belden 1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares; 186,552 shares owned by Trust for Mr. Belden's minor child--125,368 shares by the Trust of Tara Alexandra Belden Irrevocable Trust U/A dated 12/28/84 and 61,184 by the Tara Belden 1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares (collectively the "Minor Children's Trust Shares"). This Schedule 13G shall not not be construed as an admission that Mr. Belden is a beneficial owner of the Minor Children's Trust Shares.

    (b) Percent of Class: 16.7%, as of December 31, 1998.

    (c) Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote:

                   -0-

             (ii) shared power to vote or to direct the vote:

                  2,322,919 shares (comprised of the Trust Shares, the Baytech Shares and the Beltech Shares).

             (iii)sole power to dispose or to direct the disposition of:

                   -0-

             (iv) shared power to dispose or to direct the disposition of:

                  2,322,919 shares (comprised of the Trust Shares, the Baytech Shares and the Beltech Shares).

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

SCHEDULE 13G                                                   Page 5 of 5 Pages
LEIGH S. BELDEN

ITEM 6.

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF THE GROUP

    Not applicable.

ITEM 10.   CERTIFICATION

    Not applicable.

                                    SIGNATURE

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            Date:  February 10, 1999



                                            /s/ Leigh S. Belden
                                            ------------------------------------
                                            Leigh S. Belden